

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Daniel Vinson
Chief Executive Officer
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, NY 10019

Re: Barclays Commercial Mortgage Securities LLC
Amendment No. 1 to Registration Statement on Form SF-3
Filed February 2, 2024
File No. 333-276033

Dear Daniel Vinson:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

Amendment No. 1 to Registration Statement on Form SF-3 filed February 2, 2024

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

1. We note your response to comment 2 and understand that the Trust will be the "issuing entity" within the meaning of Regulation AB for a particular series of Certificates, that the trustee will execute, authenticate and deliver the Certificates on behalf of the Trust, and that the Pooling and Servicing Agreement will be governed by New York law. We also note that the Certificates will not be issued directly by the Registrant and will not be "obligations of the Registrant." Please tell us whether, in rendering their closing opinion, counsel will perform steps to ensure that the Depositor has authorized the offering of securities that will be registered using this registration statement and the related Pooling and Servicing agreement.

Please contact Jason Weidberg at 202-551-6892 or Kayla Roberts at 202-551-3490 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance